BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 14, 2025

1.             Date, Time and Place: Held on August 14, 2025, at 2 p.m., at the office of BRF S.A. ("Company"), located at Avenida das Nações Unidas, nº 14.401, 25th floor, Chácara Santo Antônio, CEP 04794-000, City of São Paulo, State of São Paulo, and by videoconference.

2.             Call and Attendance: Summons duly held pursuant to the terms of article 21 of the Company's Bylaws, with the presence of the totality of the members of the Board of Directors, namely: Mr. Marcos Antonio Molina dos Santos, Ms. Marcia Aparecida Pascoal Marçal dos Santos, Mr. Sergio Agapito Lires Rial, Mr. Marcos Fernando Marçal dos Santos, Ms. Flávia Maria Bittencourt, Mr. Augusto Marques da Cruz Filho, Mr. Eduardo Augusto Rocha Pocetti, Mr. Márcio Hamilton Ferreira and Mr. Pedro de Camargo Neto. Attending as guests, considering the topics on the Agenda, were Messrs. Miguel de Souza Gularte, Global Chief Executive Officer of the Company, Fabio Luis Mendes Mariano, Vice President of Finance and Investor Relations, and Heraldo Geres, Vice President of Legal Brazil, Tax, People and Compliance in addition to Messrs. Ricardo Akira and André Barbosa, partners of Grant Thornton Auditores Independentes ("Grant Thornton").

3.             Composition of the Board: Chairman: Mr. Marcos Antonio Molina dos Santos. Secretary: Mr. Bruno Machado Ferla.

4.             Agenda: (i) Analysis and approval of the Company's Quarterly Financial Information for the quarter ended June 30, 2025 ("2nd ITR/2025").

5.           Resolutions: The members of the Company's Board of Directors, by unanimous vote and without any reservations, reservations or restrictions, approved the drafting of these minutes in summary form and resolved, after examining and debating the matters contained in the Agenda, as follows:

5.1.      Regarding item "(i)" of the Agenda, the Board Members, by unanimous vote of those present and without any reservations or restrictions, and in accordance with the recommendation of the Audit and Integrity Committee, and also considering the knowledge of the Company's Fiscal Council, approved the 2nd ITR/2025, accompanied by the Management Report, the explanatory notes and the opinion of the independent auditors.

6.             Documents Filed with the Company: Documents that supported the resolutions taken by the members of the Board of Directors or that are related to the information provided during the meeting are filed at the Company's headquarters.

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Extract from the Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on August 14, 2025.

BRF S.A.

Publicly Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

EXTRACT FROM THE MINUTES OF THE ORDINARY MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 14, 2025

7.             Adjournment: There being no further business to discuss, the meeting was adjourned, and these Minutes were drawn up by means of electronic processing, which, after being read and approved, was signed by all the Board Members present.

I certify that the above extract is a faithful transcription of an excerpt from the minutes drawn up in the Book of Minutes of Ordinary and Extraordinary Meetings of the Company's Board of Directors.

São Paulo, August 14, 2025.

Bruno Machado Ferla

Secretary

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Extract from the Minutes of the Ordinary Meeting of the Board of Directors of BRF S.A. held on August 14, 2025.